UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Zale Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

988858106

(CUSIP Number)

Nandita Hogan
Breeden Capital Management LLC
100 Northfield Street
Greenwich, Connecticut 06830
(203) 618-0065

  (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 10, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No.  988858106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Capital Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,935,414

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,935,414

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,935,414

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 18.47%*

14.	Type of Reporting Person (See Instructions) OO

*All percentages relating to beneficial ownership of Common Stock are based upon 32,134,443 shares outstanding, which is the total number of shares outstanding as of March 1, 2011 as reported in the Company’s Form 10-Q for the quarter ended January 31, 2011.

CUSIP No.  988858106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Partners (California) L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,882,668

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,882,668

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,882,668

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 15.19%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No.  988858106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Partners L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 33,686

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 33,686

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,686

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) .10%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No.  988858106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Partners (California) II L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 743,657

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 743,657

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 743,657

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 2.31%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No.  988858106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Partners (New York) I L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 256,343

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 256,343

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 256,343

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0.80%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No.  988858106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Partners Holdco Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 19,060

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 19,060

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,060

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) .06%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No.  988858106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Partners (Cayman) Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 19,060

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 19,060

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,060

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) .06%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No.  988858106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Capital Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,916,354

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,916,354

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,916,354

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 18.41%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No.  988858106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Richard C. Breeden

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,482

	8.	Shared Voting Power 5,935,414

	9.	Sole Dispositive Power 12,482

	10.	Shared Dispositive Power 5,935,414

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,947,896

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 18.51%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No.11 (this “Amendment amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on September 17, 2007, as previously amended, (the “Schedule 13D”), relating to the common stock, par value $0.01 per share (“Common Stock”), of Zale Corporation, a Delaware corporation (the “Company”).   Terms defined in the Schedule 13D are used herein with the same meaning.

Items 5 and 7 of the Schedule 13D are hereby amended and restated.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b)             The responses of the Reporting Persons to Rows (7) through (13) on the cover pages of this Statement on Schedule 13D are incorporated herein by reference.

(c)           On June 10, 2011,  Holdco distributed 1,571,353 shares of Common Stock to investors of BPC, a feeder fund of Holdco for no consideration.   Schedule I is incorporated herein by reference.

(d)           Not applicable.

(e)           Not applicable.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

EXHIBIT 1.
Agreement as to Joint Filing of Schedule 13D, dated June 10, 2011 by and among the Delaware Fund, the California Fund, the California II Fund, the New York Fund, Holdco, BPC, the General Partner, the Advisor and Mr. Breeden.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 10, 2011

BREEDEN PARTNERS L.P.

By:  Breeden Capital Partners LLC,
        General Partner

By:   /s/  Richard C. Breeden
           Richard C. Breeden
           Managing Member

BREEDEN PARTNERS (CALIFORNIA) L.P.

By:  Breeden Capital Partners LLC,
        General Partner

By:   /s/  Richard C. Breeden
   Richard C. Breeden
           Managing Member

BREEDEN PARTNERS (CALIFORNIA) II L.P.

By:  Breeden Capital Partners LLC,
        General Partner

By:   /s/  Richard C. Breeden
    Richard C. Breeden
            Managing Member

BREEDEN PARTNERS (NEW YORK) I L.P.

By:  Breeden Capital Partners LLC,
        General Partner

By:   /s/  Richard C. Breeden
    Richard C. Breeden
            Managing Member

BREEDEN PARTNERS HOLDCO LTD.

By:   /s/  Richard C. Breeden
          Richard C. Breeden
          Key Principal

BREEDEN CAPITAL PARTNERS LLC

By:   /s/  Richard C. Breeden
   Richard C. Breeden
           Managing Member

BREEDEN CAPITAL MANAGEMENT LLC

By:   /s/  Richard C. Breeden
   Richard C. Breeden
           Managing Member

BREEDEN PARTNERS (CAYMAN) LTD.

By:   /s/  Richard C. Breeden
          Richard C. Breeden
          Key Principal

 /s/  Richard C. Breeden
Richard C. Breeden

Schedule I

TRANSACTIONS DURING THE PAST 60 DAYS BY THE REPORTING PERSONS

The following table sets forth all transactions with respect to shares of Common Stock effected during the past 60 days by any of the Reporting Persons.  All such transactions were effected in the open market.

Transaction Date	Shares sold for the Account of the Delaware Fund	Shares sold for the Account of the California Fund	Shares sold for the Account of the California II Fund	Shares sold for the Account of Holdco	Shares sold for the Account of the New York Fund	Price per Share
4/8/2011				15,725		4.0085